MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

April 29, 2009

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MFS® Variable Insurance Trust II (formerly, MFS/Sun Life Series Trust) (the “Trust”) (File Nos. 2-83616 and 811-3732); Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 44 to the Registration Statement of the Trust (the “Amendment”). Please note that the MFS Global Research Portfolio Initial Class Prospectus, the MFS Global Research Portfolio Service Class Prospectus, the Statement of Additional Information, and the Part C have been marked to show changes to these documents from Post-Effective Amendment No. 43 to the above-captioned Registration Statement. Because the Trust will no longer have a combined prospectus and each series of the Trust will have its own stand-alone Initial Class Prospectus and its own stand-alone Service Class Prospectus effective May 1, 2009, the prospectuses for the other series have not been marked against Post-Effective Amendment 42.

This Amendment is being filed for the purpose of updating the Trust’s financial and other information and, in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-4340 or Lisa Foley at (617) 954-6634.

Very truly yours,

SUSAN A. PEREIRA
Susan A. Pereira
Senior Counsel

SAP/bjn

Enclosures